Exhibit 99.4

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and reports evaluating (i) oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2016, estimated using forecast prices and costs, and the information derived from our reports, in respect of the Assets (as defined in such reports) as described or incorporated by reference in the prospectus supplement dated March 29, 2017, which is incorporated by reference in the Form F-10 of Cenovus Energy Inc. (File No. 333-209490), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Yours truly,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P. A. Welch
P. A. Welch, P. Eng.
President & Managing Director

March 29, 2017

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6    Tel: (403) 262-5506    Fax: (403) 233-2744    www.mcdan.com